Exhibit 1

                           FRISCO BAY INDUSTRIES LTD.
                              160 GRAVELINE STREET
                               ST. LAURENT, QUEBEC
                                     H4T 1R7

             NOTICE OF AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JULY 26, 2002

            NOTICE IS HEREBY GIVEN THAT an Annual and Special Meeting of Shareholders of Frisco Bay Industries Ltd. (the "Corporation") will be held at the offices of the Corporation, 160 Graveline Street, St. Laurent, Quebec, H4T 1R7, on July 26, 2002 at 9:00 A.M. (local time), for the following purposes:

a) receiving and considering the consolidated financial statements of the Corporation for the financial year ended January 31, 2002 and the auditors' report thereon;

b)    electing three directors for a three-year term;

c) appointing the auditors for the ensuing year and authorizing the directors to fix their remuneration;

d) amending the Corporation's Stock Incentive Plan in order to increase the number of shares of Common Stock which may be issued pursuant to awards granted thereunder from 450,000 to 900,000 shares; and

e) transacting such other business as may properly be brought before the meeting or any adjournment thereof.

            Shareholders of record at the close of business on June 19, 2002 will be entitled to notice of the meeting. The stock transfer books of the Corporation will remain open. All shareholders are cordially invited to attend the meeting.

            A copy of the Management Proxy Circular and a Form of Proxy for the meeting accompanies this notice.

            By order of the Board of Directors,

            /s/ Heather Halickman

            Heather Halickman
            Secretary

            St. Laurent, Quebec, June 25, 2002

IF YOU CANNOT ATTEND THE MEETING IN PERSON, PLEASE SIGN, DATE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE TO THE TRANSFER AGENT OF THE CORPORATION, AMERICAN STOCK TRANSFER & TRUST COMPANY, OR THE SECRETARY OF THE CORPORATION NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF.